Exhibit 99(b)

M: Our next speaker this afternoon is Philip A. Odeen. He's the Chairman of TRW, Incorporated and a member of the Board of Directors. He recently retired as the Executive Vice President of TRW's Washington, D.C. focused operations. Mr. Odeen has been President and CEO of BDM, which TRW acquired in 1997. Prior to BDM, he was the Vice Chairman, Management Consultant Services at Coopers Lybrand.

    He has served in senior positions with the Office of the Secretary of Defense and the National Security Council Staff. He was the Principal Deputy Assistant Secretary of Defense for Systems Analysis and later led the Defense and Arms Control staff for then National Security Advisor, Henry Kissinger. In 1997, Secretary of Defense William Cohen selected him to Chair the National Defense Panel, and he's a member and former Vice Chairman of the Defense Science Board and a member of the Chief of Naval Executive Operations Executive Panel.

    He's also chaired various different science courses on defense industry, logistics and outsourcing. He graduated Phi Beta Kappa with a BA in Government from the University of South Dakota in 1957, and was a Fulbright scholar to the United Kingdom a year later, and earned a Master's Degree in 1959 from the University of Wisconsin. That's probably about enough.

PO:	That's enough.
M:	Please welcome Phil Odeen. Phil?
(Applause)	
PO:	Thank you very much.
M:	Thanks a lot.
PO:	Thank you.
M:	It's so good to have you here.
PO:	Thank you. Thank you very much. Can you hear me okay? Is my mike on back in the back? Can you hear me?
(No response heard.)	
PO:	Thank you very much and I'm delighted to be here today, and I look forward to a chance to talk a bit about our business. I'm going to talk more about process, some of the things you're going through right now, given the fact we're in the midst of a

... as many of you know, a hostile take over and in the midst of a process for separating the company into two pure play companies.

So I'm going to talk a little bit about that up front, and then I'll take you through the businesses quickly, primarily focusing on our aerospace defense business, and talk also about our automotive business, which is a great tier one parts business, but not really the focus of this group. And then I'll look forward to having a chance to have a Q&A at the end.

So anyway, let me just see how I do this and make sure I do this right. Is this going to ... can I go back one? I've got a forward looking statement. Basically what it says ... the short one says that, I think you've all heard many times but my lawyers insist I say that some of the things that are not historically based could possibly be wrong, and the forward looking statements and conditions might occur which would change the outcome. But let me get into the substance of the talk.

TRW today is a $16 billion company with four lines of business. A tier one defense business, really a top, top level business in the aerospace area. We focus on large scale information systems. We build space systems of all kinds through business systems and space electronics. We have a $10 billion auto parts business; a very strong business with a great technology in a number of areas. Number one and two position in each of its areas. And finally, a smaller aeronautics business, about a billion dollar business, which again, niche business but a very strong product. And we're in the process of selling that at the moment, and that process is going well.

Before I talk in more detail, let me just try to quickly take you through some of the dynamics in our business today. As we looked at the company about this time last year, we realized we needed to take a series of actions in order to really strengthen and enhance shareholder value over time. Our shares had not performed very well. We looked at part of the reasons, and we took a series of very difficult, painful steps that are really very (Inaudible) in our results in 2002.

First of all, we wanted to restore credibility on the street and among the investors. And last year, each quarter we met or exceeded our expectations. We did it again first quarter this year. Secondly, we needed to de-leverage. We had far too much debt to operate with flexibility and agility and be able to build the business. In fact, over about the last 3

1/2 years, we paid down $3.5 billion worth of debt. And last year, we reduced our debt by another billion dollars.

We also had to get the business going again, and we had a great year last year in terms of new contracts, we ended the year with record backlog. And have had several other major wins over the course of the first quarter of this year, as well. We had to take cost out of the business in order to enhance profitability and really put us in a position to build up profits, even though we're in some tough markets — automotive and aeronautical systems.

And we looked to the business ... we took about $150 million of fixed costs out of the automotive business. We cut the corporate expenses in half. Overall, we took about 10,000 heads out across all parts of the business in order to drive down the costs. And in Q4, we launched a company wide Six Sigma program which we're rolling out very successfully so it pays substantial dividends.

The result of all that is a very strong 2002. We think this is going to be a true break-out year for TRW, and we're a very different performing company today than we were a year ago. Some results: First quarter — we beat last year's operating earnings by 24 percent, operating EPS by 20 percent. We exceeded street expectations by about seven cents a share.

We also had several substantial wins in the space defense business, but also in the automotive and aeronautical systems business. So, we really ... we're off to a great start, and all of our expectations are that in Q2 we'll continue to meet ... or probably most likely exceed the expectations in the street in Q2 as well. And in fact, during ... at the end of Q1, we went back and changed our guidance from $3.30 for the year EPS to somewhere between 3.55 and 3.60. And so we took it up. That would be 16 to 17 percent growth in EPS this year. And again, as I said before, we plan to meet or exceed those numbers this year.

Despite that very strong performance, we felt we had to take further steps to really transform this company. As we've looked at it over the last year or so, we recognize that we're in two quite different businesses: automotive and space, aerospace and defense and different investor bases, different sets of analysts. And we were suffering a real conglomerate discount to our share price.

And so we undertook a plan to begin to separate that business. Our plan was accelerated earlier this year when Northrop Grumman launched their offer in February. We rapidly moved the time schedule ahead on that plan, and we're moving down that path right now.

The underlying essential aspects to that plan are first of all, to continue to meet or beat expectations. That's got to be the bedrock of what we do. Secondly, we had to significantly further deleverage the business. We still had too much debt. If you separate these companies into two companies, and we wanted them investment grade. We wanted them to have the financial ... the balance sheet to give them flexibility to operate effectively and grow and prosper in their own market space.

So we had to take down the debt further, and we're in the process of doing that. And in the third step, after we did the de-leveraging, would be to do a tax free spin, spin out our automotive business into a separate company, leaving behind a systems, space and electronics business. So two pure play strong companies, each marketing effectively in their own business space. So that is our ... we call our value enhancement plan. We're marching down that path and making great progress in terms of achieving that.

Let me just talk about each element briefly. First de-leveraging. As I mentioned, we took the debt down $3.5 billion from mid '99 to the end of last year. To carry out our spin plan to break the company up into two pieces, we had to take the debt down another $1.6 to $2 billion. That was our target.

Between the sale of aeronautical systems, which we are well along the path on, we're making good progress on that and we feel very good about both the progress, the pace and the price we're going to get, our normal cash flow, some other small divestitures we're doing and also, we're looking hard at putting some sponsor equity into our automotive business, we have the potential to take the debt down as much $2.5 billion, perhaps even more.

So we have joined a process ... we're well on the track of significantly de-leveraging this business and putting us in a position to move out with two companies with very manageable debt loads. And we're well along the path to do that.

The second step, after we de-leverage and free up that cash, we'll spin out automotive into a separate company. It will done on a tax free basis to the shareholders. Also, we have a very well developed, well thought through tax plan that's going to underlie this whole process, which will make it very tax efficient. The sale of aeronautical systems will be essentially met and (Inaudible) will be the same. We have a number of other advantages we'll gain in terms of our corporate taxes as well as from the tax plan. So it's a very tax efficient, very smart plan to execute the spin-out.

We're working on that. We're well along. We filed our ... for our tax ruling about three, maybe even four weeks ago now. We're very confident of that. Most of the elements have been discussed with the IRS in the past. We completed just within the last few days our three years audited financials of the automobile business. We expect to file the S-1 in early June, which will be the next major step in this process. We're well along with that as well, with the financials being a critical part of that. And we'll be positioned, we believe, to go to the shareholders for approval later this year and complete the spin in November or December of this year.

So we're well on the path to making that happen. There's a lot of work, a lot of specifics, a lot of details involved. But they're all in process, on track, and it's moving ahead exactly as we hoped.

As a result, we'll have two separate pure play companies; systems space electronics and automotive. So that's the future of TRW, barring some other transaction which obviously could happen in the meantime. But that's the path we're on. And what I'd like to do now is just quickly talk about each of these two businesses, give you a flavor for the business, the prospects, and then give you a chance to ask me some questions.

The systems, space and electronics is a very strong business. It'll be about a $5.5 billion business this year. We have excellent technology, terrific people and a number of major wins of major new systems I'll talk about in here shortly. And we're really well positioned vis-a-vis the priorities that Don Rumsfeld and the Pentagon have laid down in terms of intelligent surveillance reconnaissance, situation awareness and all of these areas they think are important. We're well positioned to benefit from that growth and are already beginning to see significant benefits.

We're also poised to get benefits from the Homeland Security spending. In fact, we already have a number of contracts, small so far, but I'll talk more about that in a couple of minutes. So it's a fine business. We're moving ahead to set that up as a separate pure play company. The variety of different lines of business is just kind of ... portrays them quickly, and I won't spend a lot of time on it. But across a whole series of business lines that are very critical to the future of our military and our Homeland Security business.

But everything from (Inaudible) ISR to missile defense, a variety of space programs, military communications and so on. So a very well positioned business given the priorities of the Pentagon and the areas where there's a lot of growth.

We looked at our business in terms of portfolios, and we have first of all, a list of really great legacy programs. These are programs we've been involved in five, ten, 15, and in some cases, 50 years where we have enormous domain knowledge, great customer relations and very stable long-term revenue. Examples would be the Air Force – the ICBM program, which we helped design in the '50s, and we now have total responsibility for managing that for the Air Force.

Last year, about a $500 million business. This year, it'll be about $600 million. A big program, stable revenues, multi-year contract. Goes out to 2010 ... actually, 2013, so a long chain of revenue coming in from that program. A very successful program.

Intelligent surveillance and reconnaissance. That's been the heart of TRW for many years. Almost all highly classified, restricted programs, but again, very stable revenue. Great customer relationships and a great future in those areas, as well.

Military avionics. Let me just mention that briefly. We do the key avionics for Joint Strike Fighter, the F22, the Comanche, the navigation systems, the identification system, communication systems. So it's the heart of the avionics of these new aircrafts. So we're well positioned in those as well. These are areas we've been in for a long, long time.

Another set of areas are ones we see as rapid growth areas, missile defense being a great example where on both parts of our business, we have a substantial position in missile defense. And I'll talk about some specifics later on. So again, a whole series of areas like Homeland Security where there's great growth, we believe, in the next several years. And we're positioned to benefit very greatly from that growth.

And finally, we're involved in some farther out of kind of businesses, where we're doing some really interesting work in the pharmaceutical business.

PO: We have some terrific technology in indium phosphide and some other very advanced technology areas that have great long term potential, but in the near term will probably not generate a lot of revenue for the next two years, but eventually could be very, very big areas for us. So, those are the three areas we operate in, and this is just an example of some of the big program ones we've had in the last ... this is about six or eight months. Since late last year, first part of this year.

The advanced EHF is the next generation. Military communications systems. Very advanced, broadband communications. A follow on to the MilStar program, the current one which we produced the pay loads for and we'll produce the pay loads for this one. SBIRS Low. A large constellation of warning satellites which is a critical part of the missile defense program. Just recently, we were picked to be the prime on that program. And this is a multi billion dollar program. Eventually, a constellation of 24 satellites. Again, with many years of strong revenue and a lot of growth in the near term.

Joint Strike Fighter. I mentioned that we have the avionics lead on that as well as the F22, and that's of course a very large program with ... Vance Coffman probably talked about it. We have a big piece of that because of our relationship with the avionics area. And finally, the ICBM area, I mentioned before. A big program. This year, we've had more than $200 million of additional business on that one program alone. New guidance systems, enhanced warning systems, replacing propellants. A whole variety of things we're doing to upgrade our Minuteman missile force, which will generate revenues for many, many years to come.

So again, great program win. A lot of growth potential for the next few years, and a very robust outlook. Again, I talked earlier about how well aligned we are. This is kind of a busy chart. All these charts, by the way, are on our website and are also webcast in, so you can go back and look at them at your leisure.

But again, you'll see ... if you look at the priorities that Don Rumsfeld laid out in the QDR defense review and the primary capabilities that we in TRW have, there's a terrific match. And that's why we feel so good about the future in terms of our opportunities to really grow this business at a double digit rate for the next several years. A very, very bright outlook, we believe.

What I thought I'd do is just talk briefly about some of the key areas in this capability. First, again, I mentioned earlier this whole area of ISR, of space ... an area we've been in for many, many years. We built satellites for national programs for many years. We build the defense satellite ... excuse me, defense support program which is our only existing satellite warning system. It's been in existence for 25 years, still performing extremely well.

We've built various communications systems. So we have a very strong position in space and we'll benefit with the additional spending in this whole ISR area in the months and years ahead. So again, an area where we have particular capability. And we see about $10 billion worth of opportunities coming up in that area, all of which we're well positioned for and we think we'll get more than our share in those areas as well.

Missile defense. Again, this is an area that I think a true national commitment. Both political parties now support national missile defense, and there's a lot of money being invested today and will be invested for many, many years to come. We have a critical position in these programs as well. We are the heart and soul of the national missile defense program. We do the battle management, command and control as a sub to Boeing. We provide the laser ... the chemical laser that's the kill vehicle on the airborne laser ... a very, very promising program with enormous amounts of support across all parts of the Pentagon.

We have the SBIRS Low program I mentioned earlier, which is a key warning missile tracking system, which we recently were picked to be prime on, plus a variety of other areas as well. And with a lot of interest in the long term on space, we're especially well positioned there.

Communications. Again, connectivity is just a critical part of the battlefield today, and we have a wide range of strong capabilities and ongoing business. I mentioned Milstar, the current generation satellite ... communications satellite. The advanced EHF system. Again, we provide the payload for that one. A major increase in capability. Less weight, less power consumption, but far more capability. We're the payload provider on that.

We are the provider of the technology the Army is using to digitize the battlefield. We are the prime on that. We're in the process of deploying that to Army divisions and separate brigades, again providing the kind of connectivity that we saw the beginning of in Desert Storm that's really come of age over the last ten years and is now the reason our military is so much better than anybody else out there. So again, great capabilities with lots of opportunities. Five billion dollars worth in the future.

You've probably seen a lot of Homeland Security this past week, and I think we all see it as an interesting, exciting area. But really, a (Inaudible). We don't know what the real potential is going to be there, but we do think that we are especially well positioned. And let me give you a few reasons why:

First of all, you're building to connect different levels of government in a crisis is absolutely critical. Federal government, state, local government and connected in between them. We have a major position in that area. We build 911 systems for major cities. We build statewide communication systems. We're building an ... engineering a system for the entire United Kingdom, emergency systems that tie together governments at all levels to get (Inaudible) and connect in a crisis. Really critical kinds of technologies.

Identification. Another key area. We have a strong expertise in that area. We built the most advanced fingerprint system in the world which is in the UK, and we have a variety of other ongoing work in the biometrics area. So we believe we have the technology required to attack the problems that are an important component of Homeland Security, and we actually have some real work.

We recently won a major upgrade of the 911 system in the Washington, D.C. area that was revealed to be serious inadequate on 9/11. We've won a substantial long-term contract with the Coast Guard to do analyses of the vulnerability of seaports. We've won two recent contracts for airports to build airport-wide security systems. And so we see a lot of real dollars beginning to show up at our doorstep, and we believe with our capabilities, we have a great deal more potential in the future.

Avionics. Again, I mentioned this earlier. We are the avionics provider for the ... both the new aircraft as well as the Comanche helicopter. Several billion dollars worth of work over the next several years. A big, big opportunity for us.

Let me now turn to our automotive business. And I'll just talk about it briefly, given the nature of this conference. But we have a $10 billion auto parts business. We're a tier one supplier. We've consistently been among the most profitable businesses in this marketplace, we have great technology, and we really focus on safety issues.

So we're really well positioned to grow, and given our technology and our safety focus, we have some pricing leverage which lets us maintain margins that are better than almost anybody else in this business. But again, a very diverse business in terms of geography. We're about half US, half rest of the world. We have the broadest customer base of any company out there, and we have a wide range of products.

And moreover, we have very competitive labor rates. We've moved to Mexico. We've moved to eastern Europe. We've moved to the south. So we've taken actions over the last few years to reduce our labor costs to make us a lot more competitive than some of our peer companies who have high cost operations often tied into very expensive union contracts.

So, a great business. A lot of potential. And we think it'll be very successful operating on its own. Three lines of business, two major lines. About five and a half billion in what we call them chassis systems. These are braking systems, steering suspension and so on. The kind of technology and components that are critical to safe operation of vehicle. Avoiding roll over, avoiding crashes.

Our second major line of business is air bags and seatbelts. Again, we're number two in the world in that area, number one in the United States. And with the addition of many new air bags, side curtain bags, curtain ... all different kinds of knee bolsters and so on, there's a lot of growth there as well. So, between our technology and the steering and suspension area and the seatbelt/air bag area, we believe we can grow that business and maintain good profit margins.

Just quickly, I'll mention about our geographic diversity. Roughly half and half between the US and Europe. All of the major companies are customers. We don't have any excess concentration in any one customer. We're a major role at GM, Ford, DiamlerChrysler, a whole variety of other European and Japanese producers. So great diversity there.

In almost every area we're in, we're either number one or number two, so we've got a strong market position in every area we operate in, which of course is critical to winning new business and maintaining reasonable margins. So overall, a very strong business, and we are confident it will trade well and be a very successful business on its own when we spin it out later this year.

The outlook is positive for both of them ... both businesses. We believe that in 2003, you'll see solid double-digit growth in the top line of our space defense business. Because of the actions we've taken to contain costs and other actions, you'll see the top line ... excuse me, the bottom line growing at an even higher rate than the top line. So a very strong year next year.

You're going to see the growth beginning to emerge in Q2. A very strong Q3, Q4 and carry on to 2003 and beyond. So good growth in top line. Even better growth in bottom line for our space and defense division. In part because of the variety of new contracts we have and the great fit between our business and the priorities of the Pentagon.

On the auto side, again we expect we'll grow at least as fast if not faster than the overall market. And also, again because of the very difficult, painful steps we took last year, we'll be able ... at a (Inaudible) ... have some pricing control, we'll be able to build the top ... the bottom line at an even better rate than in the top line. So we're going to see good growth in that business, as well. And so we are very positive about the outlook for the future.

So let me just wrap up and say quickly, we're a world class company. We've got great technology across a variety of marketplaces. We have a ... the outlook for the future is very good. We've got record backlog. We've run several new bids. We've got a number of major opportunities coming down the pike here in the next few months that we think we have a great opportunity to win. So our backlog is going to be significantly higher at the end of this year than it was in 2002.

And again, we're well aligned with the areas of priority that the Pentagon is looking at. ISR, communications, missile defense and so on, as well as positioned to benefit from the spending on Homeland Security. At the same time, we're moving ahead with our value enhancement plan. We're going to spin out the auto business in a separate company, tax-free spin by the end of the year.

That will leave a strong, $5.5 billion high technology, very promising systems based electronics business. And in the meantime, of course we are exploring every alternative. As I think you all know, we are talking to a number of companies about possible acquisitions. We are in the process of ... we've opened up the books. We're in the process of showing them the non-public information, and we'll see how that process plays out over the coming months.

But again, our focus is shareholder value. We are convinced that the ... our value enhancement plan, the separation of business into two separate businesses will be very positive for the shareholders. And if the appropriate opportunity comes along, the board is also committed to looking into other options as well. And we'll see how that process unfolds.

I really can't talk much about that at ... because of the point we are at this point in time. But I'd be delighted to answer any other question you might have. So, questions? Yes, sir? Why don't you (Inaudible) and I'll repeat the question. If we're going to bring a mike down, but ...

M: Could you please share with us any advice that you're getting from the Defense Department regarding the options that are open to, on one hand, the value enhancement plan, versus the possibility of merging with Northrop Grumman, given the critical nature of many of TRW's defense businesses.

PO: Well, the question is, what we have heard from the Pentagon regarding our options in terms of that. Well first of all, we have had discussions. They are first of all, very happy with us. They like us as a company. I've been delighted at the kind of support I've gotten from the major customers that I've talked to over the past few months.

And they like our value enhancement plan. They think that does help us focus even better on our customer base, being you know, separate from the auto business. On the other hand, they're also realistic. They understand that the defense business is in a situation where there's been obviously a lot of consolidation, and there will likely be more. And they understand that's the facts of life.

Clearly, if and when we get to that point with a prospective partner, they'll take a hard look at it. But they're not about to give you any kind of advance sense for where they come out on those things. We try to keep informed so they know what we're doing, and we think that it's ... key customers, we simply need to do that. But beyond that, I really can't answer much, I'm afraid.

M: A quick follow up, please. Would you anticipate significant antitrust problems if you were to go with option B? You know, a merger with Northrop Grumman?

PO: Yeah. I just can't comment on that. I'd have to speculate, and there are so many imponderables, I just can't answer that. Sorry. Another question? Got one right here. Sorry. Yes, sir.

M:	(Inaudible)
PO:	Not working.
M:	I think you talked about (Inaudible portion)
PO:	Yes.
M:	(Inaudible)
PO:	Yes.
M:	From your vantage point on the (Inaudible), can you just talk about how you (Inaudible) expenditures and how (Inaudible)
PO:	Sure. Yeah. Good question. We have made substantial ... over the last ten years or so, we've made substantial investments in a number of new technologies, many of them paid for by the government as part of the R&D in this system. We had a terrific success with gallium arsenide with RFMD. We made ... as many of you probably know, we invested 31 million and got more than a billion dollars worth of value out of that.

We are now looking ... we had a number of other things we're looking at. We really culled it down to two areas. Indium phosphide, which we believe is the next generation beyond gallium arsenide, and some laser ... ultraviolet laser technology for the chip business. And we focused on those two areas. And we have made substantial investment the last two years.

Last year, a combination of real investment and some writedowns to some   ... we've got (Inaudible) some of the other ones. Like about seven million dollars. It'll be less this year. We are driving toward a situation for 2003 of being at essentially break even. So we're reducing our spending. We are bringing in outside capital. We're beginning to generate some revenue there.

So our goal next year is to be essentially cost neutral on that business. We believed at the time, we would have been able to exploit that more rapidly. The Indium Phosphide is absolutely critical technology to a lot of the advanced 3G applications. I think we all know what's happened to the 3G and the telecommunications marketplace. It's moved significantly to the right.

We still think it has great promise, but we're going to scale back our investing and our spending, given the fact that those markets just aren't developing as quick as they can. But our goal for next year is to be essentially at a breakeven level. I think there's great value there. Today, it comes out of our costs to reduce our EBITDA, so we tend to get penalized for it. We think you either have to add that back in and give us credit for it, or else say, hey, this technology is worth something and value it. But next year, we'll have a different ... we'll be in a different ballpark in terms of the spending. Question, Walt?

M:	(Off mike) Yes. On the (Inaudible portion) ... and secondly, have you talked with (Inaudible)
PO:	Yeah, yeah.
M:	(Inaudible)
PO:	Yeah. Well let me have Bob Swan, our CFO answer that. We can give you an answer to that. Also, Ron Vargo is our investor relations person. Many of you have probably met him, but if not, you've talked to him on the phone. So Bob, do you want to
BS:	Yes, yes.
PO:	... respond to that question?
BS:	Thanks, Phil. We have ... as we entered the first quarter, I should say, we had $5.8 billion of debt. And as Phil laid out the different numbers that we're pursuing in terms of de-leveraging the company, $1.9 to 2.5+, we would anticipate that a couple prongs of that de-leveraging strategy will basically eliminate roughly $1.8 billion of the short-term debt that we have.

So that would drop us down to $4 billion in debt. Basically, for the most part, US public long term debt with maturities ranging from '03 out to '29. And so that's kind of where we end up in the initial phase of the de-leveraging. Where we are right now is, one: The indentures of those don't have any change of control provisions. So the key question that we're evaluating is where the debt will go, i.e., what will the spin of automotive pass the all or substantially all test. And once we evaluate that effectively and determine how that debt goes with the assets, we'll then work with our bond holders to figure out what the most effective way it is to handle the segregation of that debt, if you will.

PO: I think he also asked about the amount of debt in each entity, ... was that part of your question, too?

BS: Yeah. Let me ... if I could. When we developed this plan, you know, one of our key criteria was we had an investment grade company that we worked very hard to maintain. And we didn't want to separate into two pure play companies until we felt comfortable we could execute the leveraging events that would enable us to create two investment grade companies.

So along this process, we went and talked to the rating agencies about if we do this, this and this, and put this kind of debt on these two separate companies, will it pass the investment grade muster? So we obviously had continuing dialogues with them. S&P has issued a response. Again when ... Phil had a page where he said target debt level, which was really generating $1.6 to $2 billion of proceeds.

Now, we think we can do much better than that, but that target debt level was really designed towards what we thought we would get S&P and Moody's comfortable that when we separated them out, they would both be investment grade. Moody's issued a report basically saying that in the event this progresses in this fashion, it (Inaudible) ... that these would be investment grade companies... and Moody's has been a little bit ... they said, "Well, why don't you get the check in the bank and we'll issue a report on that."

But we'll continue to work with them very closely, because we have a strong desire to go from one investment grade to two investment grade.

PO: Next question. Right here?

M: Has the takeover attempt impeded your search for a new CEO? And what's the status of that search?

PO: Well, we have a search under way. There are a lot of dynamics going on in the business right now. It's a little bit hard to bring somebody in at this point in time. So we actually have a search firm. We have a search committee. We've looked at some potential candidates. But until things unfold, we won't be moving beyond that point. Question over here?

M: (Inaudible question)

PO: Just for our automotive business? Yeah.

M: (Inaudible)

PO: We have talked to, I think, every combination of potential interested parties you can imagine. We have looked at ... in some detail last year at the possibility of selling part or all of the automotive business. I think given the auto marketplace, the (Inaudible) marketplace last year, and even true today, we believe we can generate a lot more shareholder value by doing a spin, a tax free spin, than selling it. There would be tax consequences. And we believe that the strategic partners simply don't have balance sheets to let them do a purchase at this point in time. And the financial buyers are going to want to have a price that we believe would be unattractive. And I think our shareholders benefit a great deal more from tax-free spin. So yes, we have that interest, but we believe the tax free spin is clearly the way to go to reward our shareholders.

No more questions? If not, again, let me thank our friends from Credit Suisse First Boston for putting on this conference. Thank you for being here today. And if we could ever be of help, don't be shy about calling.

(Applause)